UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

ASAT Holdings Limited

(Name of Issuer)

Ordinary Shares, par value US $0.01 per share

(Title of Class of Securities)

00208B105(1)

(CUSIP Number)

Elizabeth DeGuzman, Esq.
JPMP Capital Corp.
270 Park Avenue
New York, NY 10017

with a copy to:
Anthony Root
Milbank, Tweed, Hadley & McCloy LLP
3007 Alexandra House
16 Chater Road, Hong Kong
Tel: (852) 2971-4888

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 27, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00208B105(1)

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Chase Asia Investment Partners II (Y), LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 52,187,871
	8	Shared Voting Power 0
	9	Sole Dispositive Power 52,187,871
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 52,187,871
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 7.41%(2)
14	Type of Reporting Person (See Instructions) OO

1.	The Issuer’s ordinary shares are traded on the Nasdaq Capital Market in the form of American depositary shares (“ADSs”), each ADS representing 15 ordinary shares. The CUSIP Number is for ADSs only.

2.	As at April 30, 2007.

CUSIP No. 00208B105(1)

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Asia Opportunity Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 130,311,457
	8	Shared Voting Power 0
	9	Sole Dispositive Power 130,311,457
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 130,311,457
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 18.50%(2)
14	Type of Reporting Person (See Instructions) PN

1.	The Issuer’s ordinary shares are traded on the Nasdaq Capital Market in the form of American depositary shares (“ADSs”), each ADS representing 15 ordinary shares, the CUSIP Number is for ADSs only.

2.	As at April 30, 2007.

CUSIP No. 00208B105(1)

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person CAIP Co Investment Parallel Fund (I) C.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,651,186
	8	Shared Voting Power 0
	9	Sole Dispositive Power 12,651,186
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,651,186
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 1.80%(2)
14	Type of Reporting Person (See Instructions) OO

1.	The Issuer’s ordinary shares are traded on the Nasdaq Capital Market in the form of American depositary shares (“ADSs”), each ADS representing 15 ordinary shares, the CUSIP Number is for ADSs only.

2.	As at April 30, 2007.

CUSIP No. 00208B105(1)
1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person CAIP Co Investment Parallel Fund (II) C.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,434,099
	8	Shared Voting Power 0
	9	Sole Dispositive Power 8,434,099
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,434,099
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 1.20%(2)
14	Type of Reporting Person (See Instructions) OO

1.	The Issuer’s ordinary shares are traded on the Nasdaq Capital Market in the form of American depositary shares (“ADSs”), each ADS representing 15 ordinary shares, the CUSIP Number is for ADSs only.

2.	As at April 30, 2007.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) filed with the Securities and Exchange Commission by the Reporting Persons (as defined below) in connection with the Ordinary Shares, par value US$0.01 per share (the “Ordinary Shares”), of ASAT Holdings Limited, a Cayman Islands company (“ASAT”), with its principal executive offices at 14th Floor, QPL Industrial Building, 138 Texaco Road, Tsuen Wan, New Territories, Hong Kong.

Item 2. Identity and Background.

(a)	Name:

Chase Asia Investment Partners II (Y), LLC	(“CAIP II (Y) LLC”)
Asia Opportunity Fund, L.P.	(“AOF”)
CAIP Co Investment Fund Parallel Fund (I) C.V.	(“CAIP Parallel I”)
CAIP Co Investment Fund Parallel Fund (II) C.V.	(“CAIP Parallel II”)

Supplemental information relating to the ownership and control of the persons filing this statement is included in Exhibit 99.2 attached hereto.

(b)	Principal business address:

Chase Asia Investment Partners II (Y), LLC
Suite 3003, 30/F
One International Finance Centre
1 Harbour View Street
Central, Hong Kong
Attention: Chief Executive Officer
Fax: 852-2868-5551

Asia Opportunity Fund, L.P.
Suite 3003, 30/F
One International Finance Centre
1 Harbour View Street
Central, Hong Kong
Attention: Chief Executive Officer
Fax: 852-2868-5551

CAIP Co Investment Fund Parallel Fund (I) C.V.
Herengracht 548, 1017CG
Amsterdam, the Netherlands
Attention: Chief Executive Officer
Fax: 852-2868-5551

CAIP Co Investment Fund Parallel Fund (II) C.V.
Herengracht 548, 1017CG
Amsterdam, the Netherlands
Attention: Chief Executive Officer
Fax: 852-2868-5551

Each foregoing person is hereinafter sometimes referred to as the “Reporting Person” and together the “Reporting Persons”.

To the best of each Reporting Person’s knowledge, the name, citizenship, residence or business address and present principal occupation or employment (as well as the name and address of any corporation or other organization in which such occupation or employment is conducted) of each of their respective directors and executive officers is set forth on Schedule I attached hereto, which schedule is hereby incorporated by reference.

(c)	Principal business: CAIP II (Y) LLC is engaged in the venture capital and leveraged buyout business. AOF CAIP Parallel I and CAIP Parallel II are engaged in the business of making investments in Asia.

(d)
During the last five years, none of the Reporting Persons, nor to the best of each such Reporting Person’s knowledge, anyone listed on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
During the last five years, none of the Reporting Person, nor to the best of each such Reporting Person’s knowledge, anyone listed on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
CAIP II (Y) LLC was incorporated in Delaware as a limited liability company, AOF was incorporated in the Cayman Islands under the Companies Law of the Cayman Islands as a partnership with limited liability. CAIP Parallel I and CAIP Parallel II were incorporated in The Netherlands.

Item 3. Source and Amount of Funds or Other Consideration.

From October 27, 2005 through the date of this Statement, CAIP II (Y) LLC, AOF, CAIP Parallel I and CAIP Parallel II (the “Asia Entities”) (a) purchased 111,500 Series A Redeemable Convertible Preferred Shares, par value US$0.01 per share (the “Preferred Shares”) of ASAT, convertible into 61,944,494 Ordinary Shares of ASAT, at a total consideration of US$5,575,000; (b) in connection with the closing of the purchase of such 111,500 Preferred Shares, were issued five-year warrants to purchase 8,075,000 Ordinary Shares (equivalent to 538,333 ADSs) of ASAT (no sums were payable to ASAT on issue of such warrants) and warrants to purchase a total of 5,000,000 Ordinary Shares were issued to AOF as an arrangement fee (the “Five-Year Warrants”, together with the 111,500 Preferred Shares, collectively, the “Preferred Shares Transaction”); and (c) received 1,243,225 Ordinary Shares as semi-annual dividends payable on such 111,500 Preferred Shares. The aggregate consideration of US$5,575,000 payable for the 111,500 Preferred Shares was in the form of warrants and ordinary shares.

On January 25, 2006, several of the Reporting Persons received an additional 15,668,170 Five-Year Warrants in return for the drawdown of the first tranche of the purchase money facility granted to ASAT by the Asia Entities.

Item 4. Purpose of Transaction.

The Preferred Shares Transaction was entered into as part of the financing transaction for ASAT. On July 31, 2005, ASAT entered into agreements for a private financing of US$30 million with the Asia Entities and QPL International Holdings Limited (“QPL”), two principal shareholder groups of ASAT, in the form of (a) a US$15 million Preferred Shares financing, of which the Asia Entities would contribute US$5,575,000 and (b) a US$15 million purchase money loan facility solely from the Asia Entities.

The security purchase agreement made by ASAT, the Asia Entities and QPL dated July 31, 2005 for the US$15 million Preferred Shares financing was amended on October 27, 2005 (the “Amended and Restated Securities Purchase Agreement”) to, among other things, add Olympus-ASAT II, L.L.C. (“Olympus”) as a party. The Preferred Shares financing was closed on October 27, 2005. US$5,575,000 of this financing was provided by the Asia Entities and the remainder was provided by QPL and Olympus. The Asia Entities, QPL and Olympus are collectively referred to as the “Preferred Shares Purchasers”.

The Reporting Persons intend to evaluate the performance of the Ordinary Shares as an investment in the ordinary course of business. The Reporting Persons will continuously assess ASAT's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Ordinary Shares in particular, other developments and other investment opportunities. Depending on such assessments, the Reporting Person, as controlling shareholder of ASAT, may actively pursue proposals which could relate to or would result in: (a) the acquisition by any person of new securities of ASAT or some or all the existing securities of ASAT, or the disposition of some or all the securities of ASAT; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, scheme of arrangement involving ASAT or any of its subsidiaries; (c) a sale or transfer of a material amount of or all the assets of ASAT or any of its subsidiaries; (d) any change in the present board of directors or management of ASAT, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of ASAT; (f) any other material change in ASAT's business or corporate structure; (g) changes in ASAT's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ASAT by any person; (h) a class of securities of ASAT and/or the related ADSs to be delisted from a national securities exchange or to cease to be authorized be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of ASAT and/or the related ADSs becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	See Items 11 and 13 of the cover page for the aggregate number of shares and percentage of Ordinary Shares beneficially owned by each Reporting Person.

(b)
See Items 7 and 9 of the cover page for the number of Ordinary Shares owned by each Reporting Person as to which there is sole power to vote or direct the vote or sole power to dispose or to direct the disposition of such Ordinary Shares.

(c)
None of Reporting Persons, nor to the best of any such Reporting Person’s knowledge, anyone listed on Schedule I attached hereto, has effected any transaction in the Ordinary Shares during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

CAIP II (Y) LLC, AOF, the Co-Investors listed therein (as defined below), QPL, The Industrial Investment Company Limited, QPL (US) Inc. (together, the “QPL Entities”) (collectively, the “Shareholders”) and ASAT are parties to a shareholder agreement dated October 29, 1999, as amended and restated on July 14, 2000, December 22, 2000, October 11, 2001 and November 10, 2005 (the “Shareholders Agreement”). Pursuant to the Shareholders Agreement, among other things, the parties thereto agreed (i) to fix the number of directors of ASAT at nine and (ii) to elect to the board of directors of ASAT in the following manner: (a) three members designated by AOF; (b) three members designated by QPL, one of whom shall be Mr. Li Tung Lok; and (c) three additional independent directors. The Shareholders Agreement also contains restrictions on the transferability of the Ordinary Shares, including a right of first offer, drag-along rights and tag-along rights.

The Shareholders Agreement is attached hereto as Exhibit 99.3 and the description of the Shareholders Agreement in this Item 6 is qualified in its entirety by reference to the full text thereof.

The Co-Investors are Reservoir-Olympus II, L.P., Olympus Holdings, L.P., Olympus Capital Asia, L.P., Olympus Capital Asia Offshore, L.P., Olympus Capital Holdings Asia I, L.P., Olympus KB, L.P., ZAM-Olympus Co-Invest, L.L.C., Olympus-ASAT I, L.L.C., Olympus ASAT II, L.L.C. (the “Olympus Entities”).

On December 13, 2001, pursuant to an amended Shareholders Agreement, CAIP II (Y) LLC transferred a portion of the Ordinary Shares owned by it to AOF and two new parallel funds, CAIP Parallel I and CAIP Parallel II (together, the “Parallel Funds”). These Parallel Funds were formed to co-invest alongside AOF and CAIP II (Y) LLC. The partners of the Parallel Funds are Asia Opportunity Company, as general partner, Stichting AOC, a foundation organized under Netherlands law, as Dutch general partner, and J.P. Morgan Asia Equity Partners, L.P., as limited partner. On December 13, 2001, each of the Parallel Funds entered into a deed of adherence agreeing to be bound by and to perform the obligations imposed by the provisions of the Shareholders Agreement and the Co-Investment Agreement in all respects as if they were each a party to each such agreement.

As a result of the Shareholders Agreement, the Shareholders may be deemed to constitute a “group” within the meaning of Section 13(d) of the Securities and Exchange Act of 1934, as amended. Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons and any other Shareholders constitute a “person” or “group” under Section 13(d) of the Exchange Act. The Reporting Persons disclaim beneficial ownership of any shares beneficially owned by the other Shareholders, and neither the present filing nor anything contained herein shall be construed as an admission otherwise.

Co-Investment Agreement

CAIP, AOF, the Olympus Entities (as defined herein) and the Permitted Transferees of Orchid Hong Kong Investment Holdings (together with CAIP II (Y) LLC and AOF, the “Investors”) are parties to a co-investment agreement, dated October 29, 1999, as amended and restated on July 14, 2000 (the “Co-Investment Agreement”), pursuant to which (i) the Co-Investors agree to vote their ordinary shares in accordance with the instructions of AOF relating to certain matters, (ii) each Co-Investor agrees to certain restrictions on its ability to transfer its ordinary shares, including those restrictions in the Shareholders Agreement and (iii) CAIP and AOF each have drag along rights and a mandatory right of first refusal with respect to the ordinary shares of any Co-Investor. The Co-Investment Agreement is attached hereto as Exhibit 99.4 hereto.

As a result of the Co-Investment Agreement, the Investors may be deemed to constitute a “group” within the meaning of Section 13(d) of the Securities and Exchange Act of 1934, as amended. Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons and any other Investors constitute a “person” or “group” under Section 13(d) of the Exchange Act. The Reporting Persons disclaim beneficial ownership of any shares beneficially owned by the other Investors, and neither the present filing nor anything contained herein shall be construed as an admission otherwise.

In addition, pursuant to the Amended and Restated Securities Purchase Agreement, Preferred Shares Purchasers covenanted and agreed that, among such Preferred Shares Purchasers, they shall treat (i) the Preferred Shares and the Ordinary Shares issuable upon conversion of, or as dividends upon, the Preferred Shares and (ii) the Five-Years Warrants and the Ordinary Shares issuable upon exercise of the Five-Years Warrants as “Shares” (as defined in the Shareholders Agreement) owned by such Preferred Shares Purchaser for purposes of Article 2 (Corporate Governance), Article 3 (Restrictions on Transfer) and Article 4 (Right of First Offer; Tag Along Rights; Drag Along Rights) of the Shareholders Agreement and any other provision thereunder requiring a determination of “Share” ownership.

Item 7. Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated as of November 1, 2007, by and among CAIP II (Y) LLC, AOF, CAIP Parallel I and CAIP Parallel II

99.2	Supplemental information for Item 2(a)

99.3
Amended and Restated Shareholders Agreement, dated as of November 10, 2005, by and among the Issuer, the Asia Entities QPL, The Industrial Investment Company Limited, QPL (US) Inc. and Olympus-ASAT II, L.L.C.

99.4	Amended and Restated Co-Investment Agreement, dated July 14, 2000 among CAIP II (Y) LLC, AOF and the Olympus Entities

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated: November 1, 2007

CHASE ASIA INVESTMENT PARTNERS II (Y), LLC

By:	J.P. Morgan Asia Investment Partners, L.P. its Sole Member

By:	J.P. Morgan Asia Equity Partners, L.P. its General Partner

By:	JPMP Asia Equity Company a Managing Partner

November 1, 2007
Date
/s/ John C. Wilmot
Signature
John C. Wilmot, Managing Director
Name/Title

ASIA OPPORTUNITY FUND, L.P.

By:	Asia Opportunity Company its General Partner

November 1, 2007
Date
/s/ John C. Wilmot
Signature
John C. Wilmot, Managing Director
Name/Title

CAIP CO INVESTMENT FUND PARALLEL FUND (I) C.V.

By:	Asia Opportunity Company its General Partner

November 1, 2007
Date
/s/ John C. Wilmot
Signature
John C. Wilmot, Managing Director
Name/Title

CAIP CO INVESTMENT FUND PARALLEL FUND (II) C.V.

By:	Asia Opportunity Company its General Partner

November 1, 2007
Date
/s/ John C. Wilmot
Signature
John C. Wilmot, Managing Director
Name/Title

Schedule I

CONTROL PERSONS AND EXECUTIVE
OFFICERS OF THE REPORTING PERSONS

JPMP CAPITAL CORP.

Executive Officers (1)

President	Ina R. Drew*
Managing Director	Joseph S. Bonocore*
Managing Director	Ana Capella Gomez-Acebo*
Managing Director	John C. Wilmot*
Managing Director and Treasurer	Richard Madsen*
Vice President	William T. Williams Jr*
Vice President and Secretary	Judah Shechter*
Vice President and Assistant Secretary	Elizabeth De Guzman*

Directors (1)
Ina R. Drew*
John C. Wilmot*

(1)	Each of whom is a United States citizen except for Ana Capella Gomez-Acebo who is a citizen of Spain.

*	Principal occupation is employee and/or officer of JPMorgan Chase & Co. Business address is c/o J.P. Morgan Partners, LLC, 270 Park Avenue, New York, New York 10017.

JPMORGAN CHASE & CO.

Executive Officers(1)

President and Chief Executive Officer	James Dimon*
Chief Administrative Officer	Frank Bisignano*
Co-Chief Executive Officer, Investment Bank	Steven D. Black*
Chief Financial Officer	Michael J. Cavanagh*
General Counsel	Stephen M. Cutler*
Director of Human Resources	John J. Bradley*
Chief Investment Officer	Ina R. Drew*
Head, Commercial Banking	Samuel Todd Maclin*
Head, Strategy and Business Development	Jay Mandelbaum*
Chief Executive Officer, Treasury & Securities Services	Heidi Miller*
Head, Retail Financial Services	Charles W. Scharf*
Co-Chief Executive Officer, Card Services	Richard J. Srednicki*
Co-Chief Executive Officer, Card Services	Gordon A. Smith*
Global Head, Asset & Wealth Management	James E. Staley*
Co-Chief Executive Officer, Investment Bank	William T. Winters*

------------------------

(1)	Each of whom is a United States citizen.

*	Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

Directors (1)

Name	Principal Occupation or Employment; Business or Residence Address
Crandall C. Bowles	Chairman and Chief Executive Officer Spring Global US, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Stephen B. Burke	President Comcast Cable Communications, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
James S. Crown	President Henry Crown and Company c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
James Dimon	Chief Executive Officer JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Ellen V. Futter	President and Trustee American Museum of Natural History c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
William H. Gray, III	Retired President and Chief Executive Officer The College Fund/UNCF c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Laban P. Jackson, Jr.	Chairman and Chief Executive Officer Clear Creek Properties, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Lee R. Raymond	Chairman of the Board and Chief Executive Officer Exxon Mobil Corporation c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Robert I. Lipp	Chairman The St. Paul Travelers Companies, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
David C. Novak	Chairman and Chief Executive Officer Yum! Brands, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
William C. Weldon	Chairman and Chief Executive Officer Johnson & Johnson c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017